

OFFERING MEMORANDUM

facilitated by



Popover King

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) Basic Information About the Company

Name of Company	Popover King
State of Organization	MA
Date of Formation	October 8th, 2017
Entity Type	Limited Liability Company
Street Address	74 Canal Street, Boston MA, 02114
Website Address	http://www.popoverking.com

(B) Directors and Officers of the Company

Key Person		Coco Cabuquit-Love
Position with the Company		
	Title	CEO
	First Year	2017
Other business experience (last three years)		

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Coco Cabuquit-Love	55%
John Love	45%

(D) The Company's Business and Business Plan

A Message from the Owner

> Popover King is forging a bridge between Boston's history and its future in a manner that will entice diners and attract media attention. Thought to have originated in Maine in the mid-19th century, the popover eventually became part of New England's fabric. Among other things, these tasty pastries were an integral part of the dining experience at the iconic Anthony's Pier 4 for decades. We launched Popover King earlier this year and are excited to have the community investing in our next phase of growth that launches our afternoon and evening service to include a spirit-free bar and music lounge catering to the vast student population in Boston as well as the growing number of people belonging to the Wellness Movement that yearn for a healthier social scene.

~Coco Cabuquit-Love, CEO and Founder of Popover King

Deal Highlights - Why you might inVest

- $150k+ in revenue in first 6 months of operations, growing monthly
- 4.8 Star Average on Google Places, with 70+ reviews
- Expanding offerings with new weekend hours and programming

Marketing Strategy and Implementation

At Popover King, we continually strive to win more customers by being proactive rather than reactive in our marketing efforts and stay current with popular industry trends. We achieve these goals through an integrated strategy...

Growing Database: Popover King fans stay in the know through subscribing to our mailing list, providing updates on the menu as well as events featuring artists, guest chefs, and music.

Community Participation: Our team is active in the local community, participating, sponsoring, and donating to local non-profits, churches, and community organizations in our market area.

Social Media: Popover King engages with the community through social media, implementing an influencer network strategy of local foodies, restaurant reviewers, and fans to drive awareness and garner feedback on our products.

Market Opportunity

PHASE I - LAUNCHING A NEW ENGLAND BRAND

The Massachusetts bakery industry is experiencing a booming trend. This is due to the rising economy. The industry exhibits a low-to-moderate level of capital intensity. In 2015, for every $1.00 the average operator spends on wages, it will spend an estimated $0.10 on the use and replacement of capital. The industry is highly dependent on human capital due to its service-oriented nature.

Although most staff members are relatively low-skilled, low-cost workers, no bakery can function without quality staff with basic product knowledge. For upmarket establishments, staff members require a broad knowledge of their product line. The average operator spends about 24.0% of its revenue on wages and associated labor costs. The industry is highly fragmented: the few large companies hold just 20 percent of the market. The industry consists of full-service bakeries and limited take-out places which include quick-service restaurants (QSR) like Dunkin Donuts and Starbucks.

There are no real dominant players in this very specific market. Although having emerged from the recession relatively unharmed, the Food and Beverage industry turned around in 2010 and has experienced rapid growth. Revenue growth has been slow, however, hampered by shaky consumer confidence and stubbornly high unemployment, meaning people have been more content to cook at home.

Popover King directly addresses the changing customer preferences with its artisanal approach that essentially allows customers to experience a more exotic array of flavors for snacking that also provides health and wellness options for their increasingly adventurous palates. Also, our digital ordering services and social media platforms seek to connect on the tech-savvy millennial generation to provide robust research avenues, tips, stories, forums and such for the information-hungry consumer. There is no place in Boston like Popover King. Market survey revealed 100% positive feedback and enthusiasm for future patronage of Popover King. At least 100 people belonging to each target market who are either working in the Boston area or live in the city and nearby neighborhoods were surveyed in the first quarter of 2017.

People are hungry for new and unique experiences. Specifically, they are hungry for those experiences that enhance or expand their knowledge of things they love in a fun and interesting way, especially when it is within the context of their long-awaited vacation or well-deserved time off. The quintessential tourist always wants to experience something unique and distinct to the places they are visiting.

The West End which is part of the Bulfinch Triangle just west of the North End and adjacent to Faneuil Hall Marketplace is a rare opportunity to have one of the largest tourist foot traffic in the country. The Bulfinch and the Faneuil Hall area is only second to Disney World in tourist foot traffic.

Providing a product such as a Popover – something distinctly New England and expanding its flavor profile to create unique products presents a huge potential for real success. One thing that makes that even more compelling is the fact that there has never been an idea like Popover King.

Boston in 2018 has become, in recent years, a new national foodie mecca. Innovative restaurants have become overnight successes, making their tables hot commodities. Michelin-quality venues have opened. And this trend, far from saturating the market, has generated yet more demand for exciting culinary adventures. The phrase "a rising tide lifts all boats" applies squarely to the Boston restaurant scene.

Against this backdrop, Popover King represents an unusual and unique concept that will generate revenue for at least 16 hours a day as a café, bakery, lunch spot, and dinner bistro. The restaurant will open on Canal Street, which is just coming into focus as a compelling location for exciting new ventures.

PHASE II - POPOVER KING AS BOSTON'S FIRST SPIRIT-FREE AND SOBER LOUNGE AND MUSIC AND GAME SPOT

(E) Number of Employees

The Company currently has 5 employees.

(F) Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities are exempt from registration. The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$30,000
Offering Deadline	March 20, 2019

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

(H) Commitments that Exceed the Target Offering Amount

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$60,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Marketing	$3,800	$10,000
Working Capital for extended hours	$15,000	$30,000
Equipment Loan Consolidation	$6,000	$6,000
Catering Sales Expansion	$3,400	$10,400
Mainvest Compensation	$1,800	$3,600
TOTAL	$30,000	$60,000

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

To Cancel Your Investment

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.5 - 3.0%[2]
Payment Deadline	2025-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.69%

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[1] as further defined in the note agreement

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.5% and a maximum rate of 3.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$30,000	1.5%
$37,500	1.9%
$45,000	2.2%
$52,500	2.6%
$60,000	3.0%

[3] To reward early participation, the investors who contribute the first $20,000.0 raised in the offering will receive a 1.6 cap. Investors who contribute after $20,000.0 has been raised in the offering will receive a 1.5 cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

The Company has no outstanding securities.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Coco Cabuquit-Love	55%
John Love	45%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Chase	$24,000	0%		Credit Card - No Interest 1 Year
Capital One	$20,000	0%		Credit Card - No Interest 1 Year
Elevate Funding	$18,500	23%		Merchant Cash Advance
American Express	$13,746	0%		Credit Card - No Interest 1 Year

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

(S) The Company's Financial Condition

The Company was established in October 2017 and has not yet begun revenue-generating operations. As such, there are limited financial statements and information for the investor to review.

Without the funds the Company plans to raise through regulation crowdfunding on MainVest, the Company would need to find other funds for the completion of its buildout, equipment, and ultimately to launch the Company. At this time, the Company may need to secure another form of capital (e.g. bank loan or equity investment) in order to launch the Company. At the time of this offering, the Company has three credit cards (other than the funds being planned to raise on MainVest) for a total outstanding balance of $76,246.

In 2017, the Company had no revenue and operating expenses of $16,853, which consisted of legal expenses and rent. In 2018, the Company focused on buildout of the location and did not yet have revenue generating operations. The Company reported discounts/refunds income of $272. In terms of operating expenses, the Company had total expenses of $156,453, with rent, job supplies, legal/professional services, & kitchen equipment comprising the majority of expenses.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

Year	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$969,525	$1,163,430	$1,495,112	$2,114,941	$2,812,480
Cost of goods sold	$524,393	$605,943	$742,523	$994,467	$1,249,268
Gross profit	**$445,133**	**$557,487**	**$752,588**	**$1,120,474**	**$1,563,212**
OpEx					
Salary	$126,720	$133,056	$139,708	$146,696	$154,028
Employee related expenses	$25,344	$26,611	$27,942	$29,339	$30,806
Rent	$93,600	$93,600	$93,600	$93,600	$93,600
Marketing & Promotions	$97,125	$116,550	$151,515	$219,697	$329,544
Equipment Leases	$16,800	$16,800	$16,800	$16,800	$16,800
Utilities	$6,000	$6,000	$6,000	$6,000	$6,000
Telecommunications	$3,600	$3,600	$3,600	$3,600	$3,600
Liability Insurance	$1,056	$1,056	$1,056	$1,056	$1,056
Supplies	$12,000	$12,000	$12,000	$12,000	$12,000
Gas/Travel	$3,600	$3,600	$3,600	$3,600	$3,600
Buildout Expenses	$50,000	$0	$0	$0	$0
Total Operating Expenses	**$435,845**	**$412,873**	**$455,821**	**$532,388**	**$651,034**
Operating Income	**$9,288**	**$144,613**	**$296,768**	**$588,086**	**$912,178**
MainVest Revenue Note (1)	$19,404	$31,047	$39,898	$33,411	$0
Total expected repayment	$19,404	$50,451	$90,349	$123,760	$123,760

(U) Disqualification Events

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$31,354.00	$0.00
Cash & Cash Equivalents	$0.00	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$272.00	$0.00
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V